Eversheds Sutherland (US) LLP 700 Sixth Street, NW, Suite 700 Washington, DC 20001-3980
November 25, 2024

VIA EDGAR

Lisa Larkin
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:    Nuveen Churchill Private Credit Fund
    Preliminary Proxy Statement on Schedule 14A filed on November 8, 2024

Dear Ms. Larkin:

On behalf of Nuveen Churchill Private Credit Fund (the “Fund”), set forth below are the Fund’s responses to the comments provided by the staff of the Division of Investment Management (the “Staff”) of the Securities and Exchange Commission (the “SEC”) to the Fund on November 18, 2024 with respect to the Fund’s preliminary proxy statement on Schedule 14A, filed with the SEC on November 8, 2024 (the “Preliminary Proxy Statement”). The Staff’s comments are set forth below and are followed by the Fund’s responses. Where revisions to the Preliminary Proxy Statement are referenced in the responses set forth below, such revisions have been included in the Company’s definitive proxy statement on Schedule 14A filed with the SEC on November 25, 2024 (the “Definitive Proxy Statement”). Capitalized terms used in this letter but otherwise defined herein have the meanings specified in the Definitive Proxy Statement.

1.Please supplementally explain why it is appropriate to file on Schedule 14A rather than Form N-14.

Response: The Fund respectfully advises the Staff on a supplemental basis that the Fund is ineligible to use Form N-14 in connection with the solicitation of its shareholders relating to the Transaction Proposal, as the Transaction is not (1) a type of transaction contemplated under Rule 145(a) under the Securities Act; (2) a merger in which the vote or consent of the Fund’s shareholder is not required; (3) an exchange offer for securities of the Fund or another person; or (4) a public reoffering or resale of any securities acquired in an offering registered on Form N-14. Here, the contemplated transaction is an asset purchase that will be completed with cash consideration. No shares will be issued in connection with the Transaction.

2.In the “Comparative Fees and Expenses” section beginning on page 23 of the Preliminary Proxy Statement, disclosure indicates PCAP has agreed to waive 50% of the management fee and 100% of the incentive fee payable to Churchill for the period until December 31, 2024. Since the waivers are not in effect for twelve months after the merger, you cannot reflect them in the pro forma PCAP column expense ratios in the table.

Response: The Fund has revised the tables contained in the “Comparative Fees and Expenses” section of the Definitive Proxy Statement to reflect the Staff’s comment.

3.In the “Comparative Fees and Expenses” section beginning on page 23 of the Preliminary Proxy Statement, please include the disclosures required by Article 6-11(d) of Regulation S-X.

Response: The Fund has revised page 27 of the Definitive Proxy Statement to reflect the Staff’s comment.

4.Section 58 of the Investment Company Act of 1940 requires a shareholder vote for a fund to cease being a BDC. Please explain supplementally why the fund does not include such a proposal. See CDI Exchange Act Rule 14a-4(a)(3) (October 27, 2015); IM Guidance Update (IMGU February 2024) No. 2014-02 (Unbundling of Proxy Proposals).

Response: The Fund has revised the Definitive Proxy Statement to include a proposal for the Fund to cease to be regulated as a BDC, included beginning on page 59 of the Definitive Proxy Statement, to reflect the Staff’s comment.

5.The Staff refers to the following disclosure contained in brackets in the fifth paragraph on page i of the Preliminary Proxy Statement: “PCAP intends to fund the purchase of NCPCF’s assets using [borrowings under its existing credit facility and available cash]”. Please explain supplementally the details about the respective amounts coming from the credit facility and the cash.

Response: The Fund respectfully advises the Staff on a supplemental basis that based on values as of October 31, 2024, PCAP expects to use $15.0     million in cash and $195.0 million under its credit facility to finance the purchase of the Fund’s assets.

6.On page ii of the Preliminary Proxy Statement, the number for NCPCF’s net asset value differs from the previous page, where it is rounded up. Please present the number consistently.

Response: The Fund has revised page ii of the Definitive Proxy Statement to reflect the Staff’s comment.

7.Please remove references to “broker non-votes” that are contained in the Preliminary Proxy Statement, as there will be no broker non-votes, and they will not apply for quorum purposes.

Response: The Fund has revised the Definitive Proxy Statement to reflect the Staff’s comment.

8.Please confirm that NCPCF does not hold annual meetings; otherwise, add the disclosure required by Item 1(c) of Schedule 14A.

Response: The Fund respectfully advises the Staff on a supplemental basis that the Fund does not hold annual meetings.

9.Please add a proposal to the Definitive Proxy Statement for adjournment.

Response: The Fund has revised the Definitive Proxy Statement to include a proposal for the Fund to adjourn the Special Meeting, included beginning on page 86 of the Definitive Proxy Statement, to reflect the Staff’s comment.

10.Page 13 of the Preliminary Proxy Statement states that the Transaction is an efficient exit strategy for NCPCF. Please supplementally explain why this is an efficient exit strategy, given NCPCF is such a new fund.

Response: The Fund advises the Staff on a supplemental basis as follows:

Churchill Asset Management LLC (“Churchill”) is a leading capital provider for private equity-backed middle market companies and operates as the exclusive U.S. middle market direct lending and private capital business of Nuveen, LLC (“Nuveen”), the investment management arm of the Teachers Insurance and Annuity Association of America. As a regular part of its business, Churchill launches funds for the purpose of providing middle market direct lending.

Consistent with the foregoing, the Fund was created for the purpose of launching a BDC that could create opportunities to attract third party investors to Churchill’s growing wealth platform. However, recognizing that market conditions and strategic opportunities can and do change over time, and in order to retain maximum flexibility, the Fund’s registration statement – in addition to contemplating a private offering to third party investors – identified several potential liquidity opportunities, including the establishment of a tender offer program, a potential IPO or a combination with another BDC, including BDCs affiliated with Churchill (as permitted by, but subject to compliance with, Rule 17a-8).

As it relates to the transaction at hand, Churchill regularly evaluates market conditions and its capital raising and other growth initiatives to determine the best course forward for each of its investment funds. Here, Churchill determined that not only was the Transaction an attractive alternative for the Fund, but it would be in the best interests of both the Fund and PCAP as well, and would further Churchill’s objective of increasing the scale, size and diversification of its investment funds and reducing costs for investors. Accordingly, Churchill’s decided to propose the Transaction to the Fund’s and PCAP’s board of trustees.

11.Why is NCPCF seeking shareholder approval in the form of a proxy statement, rather than a written consent?

Response: The Fund advises the Staff on a supplemental basis that it concluded that a shareholder meeting would be more time-efficient than a written consent. Had the Fund obtained a written consent to approve the Transaction, the Fund would have been required to file an information statement on Schedule 14C, the definitive form of which would need to be mailed to shareholders. Pursuant to Rule 14c-2(b), an information statement must be sent to shareholders “at least 20 calendar days prior to the meeting date or, in the case of corporate action taken pursuant to the consents or authorizations of security holders, at least 20 calendar days prior to the earliest date on which the corporate action may be taken.” Under the Fund’s bylaws, however, when a shareholder vote is obtained at a meeting, a definitive proxy statement must be mailed to shareholders no less than 10 calendar days prior to the meeting.

12.The Staff refers to the fifth bullet point on page 15 of the Preliminary Proxy Statement, which states that the termination of the Purchase Agreement could negatively impact the funds. Please include disclosure explaining how termination could negatively impact the funds.

Response: The Fund has revised page 18 of the Definitive Proxy Statement to reflect the Staff’s comment.

13.The Staff refers to page 34 of the Preliminary Proxy Statement, which discusses Rule 17a-8 under the 1940 Act. Please supplementally explain how the funds have complied with the conditions of Rule 17a-8.

Response: The Fund respectfully advises the Staff on a supplemental basis that Rule 17a-8 permits a merger, consolidation, or purchase or sale of substantially all of the assets between a registered investment company (or a series thereof) and one or more other affiliated investment companies (or series thereof) if: (1) the Surviving Company is an investment company; (2)     the board of directors (the “board”), including a majority of directors who are not “interested person” (as defined in Section 2(a)(19) of the 1940 Act) (“independent directors”) of the Merging Company or any other company participating in the Merger, determines that participation in the Merger is in the best interests of the Merging Company and the interests of the Merging Company’s existing shareholders will not be diluted as a result of the Merger; (3) participation in the Merger is approved by a majority of the outstanding voting securities of any Merging Company that is not a Surviving Company, unless certain conditions are satisfied; (4) the board of the Merging Company satisfies the fund governance standards defined in Rule 0-1(a)(7) under the 1940 Act; and (5) any Surviving Company preserves written records that describe the Merger and its terms for six years after the Merger, and in an easily accessible place for the first two years. The Fund notes PCAP is an investment company that has elected to be regulated as a BDC under the 1940 Act, and that the Fund is seeking approval from its shareholders to complete the Transaction. PCAP will preserve written records describing the Transaction and its terms for six years following the Closing thereof, and in an easily accessible place for the first two years.

With respect to the findings to be made by the board of trustees of each of the Fund and PCAP as described in clauses (2) and (4) of the foregoing, the Fund respectfully advises the Staff on a supplemental basis that at a joint meeting held on October 16, 2024, the Board of Trustees of each of the Fund and PCAP adopted resolutions confirming its determination that participation of the Fund and PCAP, respectively, in the Transaction was in the best interest of the shareholders of each of the Fund and PCAP, and the interests of PCAP Shareholders would not be diluted as a result of the Transaction. In connection with those determinations, the Board of Trustees of each of the Fund and PCAP met with Churchill multiple times over the course of their consideration of the Transaction, and the Independent Trustees of each of the Fund and PCAP retained independent counsel to guide their review of the materials associated with the Transaction, including the Purchase Agreement. The Independent Trustees also obtained and reviewed information from Churchill in response to multiple requests relating to the determinations they made under Rule 17a-8, including fees and expenses to be borne directly or indirectly by each fund, the Transaction’s effect on PCAP’s annual operating expenses and shareholder fees and services, expectations with respect to any potential change to PCAP’s investment objectives, restrictions, and policies that would result from the Transaction, the relative performance records of each fund, the benefits to each fund, alternatives to the Transaction, and more. Based on the information provided by Churchill in the course of negotiations relating to the Transaction, the Board of Trustees of each of the Fund and PCAP made the conclusions contemplated in clauses (2) and (4) of the above recitation of Rule 17a-8.

14.The Staff refers to the last line on page 35 of the Preliminary Proxy Statement, which says PCAP Shareholders will not be diluted as a result of the Transaction. Please supplementally explain how shareholders of both funds will not be diluted.

Response: The Fund respectfully advises the Staff on a supplemental basis that the Transaction does not contemplate any issuance of shares of either of PCAP or NCPCF, and accordingly, no shareholder will have the opportunity to be diluted as a result of the consummation of the Transaction.

15.Please ensure all cross-references contained in the Purchase and Sale Agreement are accurate.

Response: The Fund has revised the copy of the Purchase and Sale Agreement contained in the Definitive Proxy Statement to reflect the Staff’s comment.

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If you have any questions or additional comments concerning the foregoing, please contact me at (202) 383-0278 or at PayamSiadatpour@eversheds-sutherland.us.

Sincerely,

/s/ Payam Siadatpour
Payam Siadatpour, Esq.

cc:     Maria L. Stratienko, Esq., Eversheds Sutherland (US) LLP

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